

Sibley Simon · 2nd

President, New Way Homes

San Francisco Bay Area · 500+ connections · **Contact info**

 **New Way Homes**

 **Swarthmore College**

Experience



Founder, Executive Director

New Way Homes

Apr 2015 – Present · 5 yrs 3 mos

Santa Cruz, CA

New Way Homes operates an impact investment loan fund to catalyze the creation of a significant amount of new, mission-based and below-market-rate rental housing in the Monterey Bay region. Goals include increasing higher-density rental housing supply to the point that median rent stops increasing rapidly, providing housing that our diverse workforce can afford, meeting demand for rental housing for households with subsidy vouchers, and increasing the supply of permanent supportive housing.

Managing Director

Envision Housing

Jul 2015 – Present · 5 yrs

Santa Cruz, CA

Envision Housing is a mission-based housing developer working to create new housing for a wide spectrum of our diverse communities around the Monterey Bay region, specializing in creating apartment buildings that are more affordable than current median rents.



Treasurer



Homeless Services Center
Jul 2012 – Present · 8 yrs

Chairperson
Evergreen Cemetery
2011 – Present · 9 yrs
Santa Cruz, CA



Founder, CEO, Executive Chairman
The Electric Sheep Company
Jan 2006 – Jul 2012 · 6 yrs 7 mos

CEO & Founder of ESC, which created software and content in and around virtual worlds.

Show 2 more experiences ⌄

Education



Swarthmore College
BA, Mathematics & Statistics and Physics & Astronomy
1994 – 1998

Volunteer Experience

Chairman
Evergreen Cemetery
Oct 2011 – Present · 8 yrs 9 mos
Arts and Culture

Coordinate the overall restoration and renovation of this unique historical resting place of many
of the diverse California immigrants who created the modern city of Santa Cruz in the 19th
century.

